News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2006 Year End Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.
The Fourth Quarter 2006 Results conference call can be accessed via webcast on February 9, 2007 at 2:00 p.m. EST at www.brookfield.com or via teleconference at 1-888-825-9691, toll free in North America. For overseas calls please dial  706-634-9898, at approximately 1:50 p.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-558-5253 (Reservation # 21318760).

BROOKFIELD ASSET MANAGEMENT REPORTS FOURTH QUARTER RESULTS

TORONTO, February 9, 2007 - Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced its results for the fourth quarter ended December 31, 2006. Cash flow from operations totalled $859 million ($2.13 per share), compared with $252 million ($0.61 per share) reported in the same quarter last year. Cash flow from operations for the full year was $1.8 billion, nearly double the $0.9 billion recorded in 2005.

The following table presents the results on a total and per share basis.

	Three months ended Dec. 31		Years ended Dec. 31
US$ millions (except per share amounts)	2006	2005	2006	2005

Cash flow from operations	$859	$252	$1,801	$908
- per share [1]	$2.13	$0.61	$4.43	$2.19
Net income	$611	$151	$1,170	$1,662
- per share [1]	$1.51	$0.36	$2.85	$4.08
1 Adjusted to reflect three-for-two stock split

Net income for the quarter was $611 million ($1.51 per share), compared with $151 million ($0.36 per share) in the same quarter last year.

Bruce Flatt, Managing Partner of Brookfield Asset Management, commented: “The growth in our results reflects strong performance in most of our operations. The results were also bolstered by realization gains that occurred in the fourth quarter, which reflect the appreciation in the value of our underlying operations. We continue to actively build each of our infrastructure operations, which positions us to achieve our goals in 2007 and onwards.”

Dividend Declaration
The Board of Directors declared a dividend of US$0.18 per Class A Share, payable on May 31, 2007, to shareholders of record as at the close of business on May 1, 2007. This represents a 12.5% increase to the current dividend rate.

Information on Brookfield Asset Management’s common and preferred share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Financial Information for the year ended December 31, 2006 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

* * * * *

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  The words “position”, “continue” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

2 | Brookfield Asset Management Inc. - 2006 Year End Results

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)	Three months ended Dec. 31		Years ended Dec. 31
US$ millions, except per share amounts	2006	2005	2006	2005
Total revenues	$2,904	$1,740	$6,897	$5,220

Fees earned	$70	$106	$257	$246
Revenues less direct operating costs
Property	865	461	1,864	1,210
Power generation	142	128	620	469
Timberlands	21	9	107	40
Transmission infrastructure	49	6	119	24
Specialty funds	131	11	228	54
Investment and other income	227	8	581	276
	1,505	729	3,776	2,319
Expenses
Interest	420	229	1,185	881
Operating costs	108	87	333	251
Current income taxes	68	88	142	162
Non-controlling interests in net income before the following	142	151	468	386
	767	174	1,648	639
Other items
Equity accounted income (loss) from investments	(10)	9	(36)	219
Gains on disposition of investment	—	—	—	1,350
Depreciation and amortization	(233)	(103)	(600)	(374)
Future income taxes and other provisions	(34)	5	(146)	(324)
Non-controlling interests in the foregoing items	121	66	304	152
Net income	$611	$151	$1,170	$1,662
Net income per common share
Diluted	$1.51	$0.36	$2.85	$4.08
Basic	$1.55	$0.37	$2.93	$4.18

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended Dec. 31	Years ended Dec. 31
US$ millions	2006	2005	2006	2005
Income before non-cash items [1]	$767	$174	$1,648	$639
Dividends from investments [2]	92	78	153	269
Cash flow from operations	$859	$252	$1,801	$908
1 Net income excluding other items.
2 Represents dividends received that are not included in income before non-cash items.

3 | Brookfield Asset Management Inc. - 2006 Year End Results

CONSOLIDATED BALANCE SHEET

	(Unaudited) December 31	December 31
US$ millions	2006	2005
Assets
Operating assets
Securities	$1,529	$1,802
Loans and notes receivable	651	348
Property, plant and equipment
Property	20,396	11,141
Power generating	4,309	3,568
Timberlands	1,011	888
Transmission infrastructure	1,929	130
Other plant and equipment	619	316
	30,444	18,193
Cash and cash equivalents	1,204	951
Financial assets	1,665	2,171
Investments	775	595
Accounts receivable and other	6,620	4,148
	$40,708	$26,058
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$1,507	$1,620
Non-recourse borrowings
Property specific mortgages	17,148	8,756
Other debt of subsidiaries	4,153	2,510
Accounts payable and other liabilities	6,497	4,561
Capital securities	1,585	1,598
Non-controlling interests of others in assets	3,734	1,984
Preferred equity	689	515
Common equity	5,395	4,514
	$40,708	$26,058

Note 1

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. In addition, the consolidated balance sheet above presents the company’s cost accounted investment in Canary Wharf Group as part of its property operations, consistent with management’s determination of business segments, whereas it is included in “Securities” in the company’s statutory financial statements.

4 | Brookfield Asset Management Inc. - 2006 Year End Results

SIGNIFICANT REALIZATION ITEMS

Years ended December 31	Cash Flow from Operations		Net Income
US$ millions (unaudited)	2006	2005	2006	2005

Reported results, including realization and major disposition gains	$1,801	$908	$1,170	$1,662
Realization gains
Initial public offering of Brascan Residential Properties S.A.	269	—	269	—
Formation of Brazil Retail Property Fund	79	—	79	—
Gain on public offering of Brookfield Properties common shares	110	—	110	—
Dividend received from Canary Wharf Group	87	183	-	—
Gain on sale of Accor joint venture interest	149	—	149	—
Disposition of Falconbridge	—	—	—	1,350
Less: Income taxes
Current	(23)	—	(23)	—
Future	—	—	(59)	(250)
	671	183	525	1,100
Excluding realization and major disposition gains	$1,130	$725	$645	$562
Year over year increase	56%		15%

5 | Brookfield Asset Management Inc. - 2006 Year End Results

Letter to Shareholders

OVERVIEW

In 2006, we reported cash flow from operations of $1.8 billion or $4.43 per share, a substantial increase over the $908 million recorded in 2005. This was due to increased contributions from most of our businesses. Net income was $1.2 billion and while less than in 2005, in absolute numbers, it was substantially higher on a comparable basis excluding the large gain realized on the sale of a non-core investment last year.

Higher cash flows from our operations and the continued low interest rate environment led to a significant rise in the underlying values of many of our operations. This was recognized by investors and led to the price of our shares increasing 44% over the year. Including dividends, the total return for the year was 46%, a performance which exceeded our returns over the long run.

Annualized Returns	Brookfield	S&P	TSX
YEARS
5	46%	4%	11%
10	26%	7%	8%
20	16%	9%	7%

Looking at 2006 on an overall basis, we achieved many of our key goals. We invested considerable time in evaluating the purchase of numerous assets, closed on a number of transactions and are currently pursuing several others which could add meaningfully to our assets under management. In most of the situations under evaluation, the landscape is highly competitive and there are many interested parties. Accordingly, while we focus on the opportunities where we believe that we have a strategic edge, we can never be certain of landing any of these transactions. However, given our operating platforms, deal-sourcing teams, reputation for closing transactions and capital availability, we believe that we will be able to complete our fair share of deals, allowing us to continue to expand our business.

We also advanced many operational initiatives during 2006. Most of them have been reported to you before in our quarterly letters and a summary by operating unit is included in the Financial Analysis section of our annual report.

From a capital-raising perspective, we created a further $5 billion of funding vehicles with equity from a number of new institutional and retail investors. The vehicles included a U.S. office fund, a North American real estate opportunity fund, a Brazilian retail fund, a transmission fund, a North American restructuring fund and another timberland fund.

GOALS AND STRATEGY

As stated many times before, our long-term goal is to achieve a compound 12% growth in cash flows from operations on a per share basis. This may not occur consistently each year, but we believe we can achieve this objective over the longer term by continuing to focus on four key operating strategies:

•
Own, manage and build high-quality, long-life, cash-generating assets that require minimal sustaining capital and have some form of barrier to entry, a characteristic which favours the value appreciation of these assets over time. Today we are primarily focused on property, power, timber and transmission assets.

•
Maximize the value of existing operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require high initial capital investment, have relatively low variable costs and can be leveraged on a long-term, low-risk basis, even a small increase in top-line performance will result in a much higher percentage contribution to the bottom line.

•	Base our investment decisions on disciplined return-on-capital metrics.

•
Leverage our investment capabilities and operating track record to establish ourselves as a global asset manager of choice for investors seeking exposure to infrastructure type assets. We believe that the investment approach described above, combined with the alignment of interests created by investing alongside our clients gives us a competitive advantage with investors focused on long-term, risk-adjusted returns.

Looking to 2007, we have set four main priorities to achieve these goals.

The first is to organically grow our cash flows in our current businesses through incremental capital investments and by generating operating efficiencies. The second is to selectively add assets to these current operations when it makes financial sense, and after considering all the risks involved in taking on new assets. The third is to diversify our capital sources beyond our current partners and access broader capital to fund our operations. The fourth is to expand our business areas, both into similar product categories and on a more global basis.

The results of our recent focus on Brazilian, Chilean and European opportunities have been encouraging and we are currently evaluating several initiatives, not only in those regions but also in other parts of the world as we continue to broaden the scope of our operations. In particular, we are laying the foundations for operations in Australia, and also in Asia, a region where asset management is less developed but where the long-term growth trend is positive.

INVESTMENT APPROACH

Our general approach has been to acquire control positions in assets which we manage on our behalf and that of others. We often do this by acquiring 100% interests in assets directly from vendors. Other times we purchase these assets through the stock market by privatizing publicly-traded entities. Sometimes we are unsuccessful in acquiring the entities which we pursue and, when this occurs, we generally sell our accumulated stock positions for one-time gains or, unfortunately, occasional losses. In other situations these toehold positions, which are virtually always in entities in which we would otherwise be comfortable owning 100% of the assets, have led us into other more interesting transactions.

There are also times when we invest through the stock market in non-control positions, or positions where we are not eligible for accounting reasons to consolidate the results. We believe that such an investment strategy can be an effective way to deploy capital when entering new markets or product areas, provided they are in our areas of expertise and have high-quality, proven management teams. This enables us to reduce the risk level while we learn about a new market and seek alternative ways to build control positions in attractive assets in these markets. Two examples of this have been our investments in Canary Wharf in London, and our hotel services investment with Accor, S.A., in Brazil, which we recently sold. Both of these investments delivered the financial and secondary benefits which we sought from these non-control investments a number of years ago, and both in many ways have also been highly beneficial to our overall franchise.

While we believe these non-consolidated investments can often be economically compelling, the challenge for us in investing in these positions is that many people look principally at price-earnings multiples when evaluating companies. This creates a financial reporting issue for us because these investments are non-control by definition, and hence can neither be consolidated, nor possibly, even equity accounted for in our results. Consequently, a large part of the annual returns from these types of investments is excluded from reported cash flows and profits of the company. In the future, we may have to redefine our cash flow from operations for you, and include the “look-through” cash flows to properly enable you to assess the underlying cash flows generated by these categories of assets. A similar reporting style has been successfully adopted by one of the all-time great investment companies, Berkshire Hathaway Inc., and should these investment positions become more meaningful on our balance sheet in the future, we will consider adding this type of information to our disclosure.

OPERATING PLATFORM

We attempt to differentiate ourselves as an asset manager in two ways. The first is quite simple. You, our shareholders, have endowed our company with substantial capital, allowing us to invest alongside our clients’ capital. Due to this alignment of interests, we seldom have disagreements with our partners on investment strategy, and this gives us a clear competitive advantage. The second differentiation has to do with the benefits derived from our operating platforms. We believe that the availability of full-scale operating groups within each of our chosen areas of operation has and will continue to produce superior returns on the capital invested compared with the alternative approaches to asset management.

Currently, this approach reduces our corporate returns, as we have not yet grown the asset management income stream to offset the fixed costs we have invested in our respective platforms. However, over the longer term, we think that this strategic differentiation offers us competitive advantages which will not only enable us to earn back the short-term costs we have been bearing, but also will allow our clients to earn higher returns by benefitting from this operating expertise. On that basis, our asset management franchise should be more valuable and ultimately trade at higher multiples. There is no question that this method of running our business somewhat complicates operations, but we believe that the long-term potential payoff far outweighs the costs.

INDUSTRY DYNAMICS

As stated in our third quarter report, our primary focus for growing our operations continues to be on infrastructure asset management, as opposed to general private equity, or other forms of alternative investments. This is in part because we have specialized in acquiring and operating these types of assets for decades. More importantly, it is our belief that infrastructure assets will be an important and growing investment class for many years based on the following four factors:

•
Increased Demand - With the generally low interest rate environment, institutional and retail investors continue to seek investments which generate predictable current cash flows and increasing returns over time. In particular, institutions are seeking stable assets which, as a replacement to traditional fixed income securities, will generate an enhanced and, in many cases, increasing yield to match their long-duration liabilities. In this environment, we believe the demand for infrastructure as a general asset class will continue to grow and that our track record of focussing on long-term growth in cash flow and increasing value over time will make us an attractive asset manager for these institutions.

•
Increased Supply - Both governments and corporations will continue to transfer the ownership of infrastructure to private investors. First, governments across the world are under intense pressure to keep up with new infrastructure investment. In our view, the privatization of infrastructure has only begun, and we believe that we are in a long-term trend which will see the transfer of the funding of new infrastructure and the ownership of current assets into private hands. Secondly, shareholders of corporations continue to encourage management to lower their cost of capital. We believe this will continue to lead corporations to separate their operating businesses from infrastructure assets. This started years ago with the separation of property assets from financial and retail companies, and has continued to occur with power plants being separated from industrial companies, timber assets from forest product manufacturers, and port terminals from shipping companies. The list will only grow longer as operating businesses and governments reduce the amount of capital tied up in infrastructure assets in an attempt to drive efficient capital allocation models for their operations.

•
Lower Overall Financing Cost - As a result of the quality of the income streams which are generated from infrastructure, the debt capital markets have matured in order to be able to very efficiently finance those assets. This evolutionary process started with pass-through mortgage certificates on credit-worthy tenants in real estate, moved into the creation of an efficient commercial mortgage-backed securities market for property, and is now being applied increasingly to hydroelectric power, timber, toll roads, pipelines and other infrastructure assets. While overall returns to the equity holder have generally stayed in the same range, more cost-efficient financings have increased values of infrastructure assets substantially. We believe the financial markets will continue to mature in this regard, both by asset class, and by geographic region, and as a result, asset values of many types of infrastructure will be positively affected.

•
Good Margins on a Scaleable Business - The property and infrastructure businesses, loosely defined, are by far the largest businesses in the world. In our view, the duration of the funds we are creating, the stability of the associated fee revenues and the potential for growth in the size of the business should permit us to produce attractive risk-weighted margins from this business that will, in turn, create excellent returns for our shareholders.

We believe these four broad trends are working in our favour and should allow us to continue to grow our business profitably. In addition, as was the case for the general private equity industry, we expect a few high-performing organizations will eventually become dominant in this segment of the asset management industry. Although we have in some ways a head start, and we think that our substantial capital resources and scaleable operating platforms position us to be one of these thriving entities, we also recognize that much work is still required to ensure long-term success.

MARKET ENVIRONMENT

We recently observed comments from a highly renowned investor about the prognosis for the stock markets ahead. The paraphrased comments were “to forget the stock markets, and just keep doing what you’re doing.” While we agree wholeheartedly with these comments with respect to running our business, we find it difficult not to acknowledge that we have been, and continue to be, in “very good times”. Capital is abundant, interest rates are at the low end of recent historical averages, the economic environment in the developed world is solid, and many emerging market economies have growth rates which are advancing worldwide GDP at a rapid pace. This is in large part why there are few asset classes or areas of the world where assets can be purchased based on metrics which would historically be seen as value purchases.

Despite the many favourable factors previously mentioned and acknowledging that we see no immediate, meaningful negative issues on the horizon, odds are that, after the current protracted period of stock market growth, greater volatility will prevail. In our view, this should not affect our business model for the longer term and may even create opportunities in the shorter term.

SUMMARY

We remain committed to investing capital for you and our partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital employed. The primary objective of the company continues to be generating increased cash flows, and as a result, higher intrinsic value on a per share basis over the longer term.

We will always strive to do better but we would be more than pleased if we could come close to maintaining the compound return for the past 20 years over the next two decades. However, on a cautionary note, it is important to remind ourselves that there may be occasional periods of time, maybe years, when the market value of any company, for various reasons not necessarily under the control of management, may not equate to the intrinsic value of the business.

Finally, we want to thank the many shareholders who provided us with investment ideas in 2006. Several of these have been successfully implemented and we are very appreciative of your suggestions. We hope you will keep thinking of us in 2007.

While I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generated the results for you. Please don’t hesitate to contact any of us, should you have suggestions, questions or comments.

J. Bruce Flatt
Managing Partner
February 9, 2007

Principles

INVESTMENT GUIDELINES

Invest where we possess competitive advantages.

Acquire assets on a value basis with a goal of maximizing return on capital.

Build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital.

Recognize that superior returns often require contrarian thinking.

MEASUREMENT OF OUR CORPORATE SUCCESS

Measure success over the long term by total return on capital.

Seek profitability rather than growth, because size does not necessarily add value.

Encourage calculated risks, but compare returns with risk.

Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation.

BUSINESS PHILOSOPHY

Build the business based on honesty and integrity in order to enhance our reputation.

Attract and retain high calibre individuals who will grow with us over the long term.

Ensure our people think and act like owners in all their decisions.

Maintain an open exchange of information and strategies with all constituencies.